November 3, 2008
VIA EDGAR
Division of Corporation Finance
Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549-4561
Attention: Jennifer R. Hardy, Legal Branch Chief

Re:	Titanium Asset Management Corp.
Form 10-12G, Amendment No. 1 (the “Form 10”)
Filed on September 15, 2008
File No. 000-53352
Ladies and Gentlemen:
          On behalf of Titanium Asset Management Corp. (the “Company”), this letter responds to comments raised by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the above-referenced filing in a letter dated September 25, 2008. For your convenience, the responses are keyed to the comments in the letter. Capitalized terms used but not defined in this letter have the respective meanings given to them in the Form 10.
General
1.	We note your response to our prior comment two. We also note the footnote disclosure to the beneficial ownership table on page 34 related to Clal Finance Ltd.’s beneficial ownership. Given Clal Finance’s 67.80% ownership stake in the company, please tell us why the company would not be considered a majority owned subsidiary of Clal Finance for purposes of the exception set forth in Item 10(f)(1) of Regulation S-K. To the extent that Clal Finance or its parent, Clal Insurance Enterprises Holdings Ltd., would qualify as a smaller reporting company, please provide us with an analysis similar to your response to our prior comment two.
          The Company’s relatively unusual capital structure and the various methodologies of computing ownership can often lead to some confusion. Currently, the Company has outstanding Common Stock, Restricted Stock (convertible to Common Stock on a one-to-one basis on certain events) and currently exercisable Warrants to purchase Common Stock. Each share of Common Stock (20,451,502 shares) and each share of Restricted Stock (612,716 shares)

Division of Corporation Finance
Securities and Exchange Commission
November 3, 2008

is entitled to one vote. The Warrants are not entitled to vote. The beneficial ownership table in Item 4 has been constructed in accordance with the requirements of Rule 13d-3 under the Securities Exchange Act of 1934, as amended. The 67.8% ownership referenced in the beneficial ownership table is Clal’s ownership of the Common Stock, taking into account not only the 10,485,400 shares of Common Stock it owns but, in accordance with subsection (d) of Rule 13d-3, including in the numerator and the denominator, its currently exercisable Warrants for 10,485,400 shares of Common Stock.
          The definition of “majority-owned subsidiary” in Rule 12b-2 under the Securities Exchange Act of 1934, as amended, however, is not geared to the same definition of beneficial ownership as Rule 13d-3. As set forth in Rule 12b-2, “[t]he term ‘majority-owned subsidiary’ means a subsidiary more than 50 percent of whose outstanding securities representing the right, other than as affected by events of default, to vote for the election of directors, is owned by the subsidiary’s parent and/or one or more of the parent’s other majority-owned subsidiaries.” While Clal does own more than a majority of the Common Stock (10,485,400 shares out of 20,451,502 shares), the Restricted Stock, as set forth above, also has the right to vote for the election of directors. When the Restricted Stock is taken into account, Clal’s ownership of the Company’s voting stock amounts to 49.8% (10,485,400 shares out of 21,064,218 shares)—less than the 50 percent level that would cause the Company to be a “majority-owned subsidiary” of Clal.
          Please note that the Company’s response to Comment 7 in its letter to the Commission of September 15, 2008 may have contributed to this confusion by inadvertently referring to “voting stock” rather than Common Stock. The appropriate response should have been: “Following the closing of the private placement, Clal became the holder of approximately 44.1% of the Common Stock (42.8% of the Company’s voting stock). Clal subsequently acquired more than a majority of the Common Stock (49.8% of the Company’s voting stock) on May 1, 2008 when it purchased additional outstanding shares of Common Stock from another stockholder.”
          The Company has revised the disclosure in Amendment No. 2 to reflect the appropriate terminology.
Business, page 3

Company Background, page 3
2.	We note your revised disclosure in response to comment 3 of our August 22, 2008 letter. We also note your new disclosure about the incentive fees that may be earned by

Division of Corporation Finance
Securities and Exchange Commission
November 3, 2008

you, found in Note 1 to the Consolidated Financial Statements (see “Fee Income” on page F-9). Please expand your discussion here and on page 10 of the filing to include appropriate disclosure about these incentive fees.
          The Company has revised its disclosure on pages 3 and 12 to include additional discussion of incentive fees.
Risk Factors, page 16
We depend on the continued services of our key personnel. The loss of key personnel could have a material, adverse effect on us, page 16

3.	Please disclose whether or not you carry “key man” insurance for essential investment personnel.
          The Company has revised its “key personnel” risk factor to note that it carries key person insurance for Jeffrey R. Hines, Robert E. Kelly, Robert J. Siefert, Robert P. Brooks and Kent J. White, with payouts to the Company or one of its subsidiaries as the beneficiary of $3,000,000, $4,000,000, $1,000,000, $3,000,000 and $2,000,000, respectively.
Executive Compensation, page 43
Equity Incentive Plan, page 46
4.	We note your response to comment 28 or our August 22, 2008 letter. It appears that TIP was not intended as a conventional equity incentive plan established for the equity compensation of eligible plan participants on an ongoing basis. Please clarify the nature of TIP in your disclosure. To the extent applicable, please discuss any current plans that the company may have in establishing additional equity compensation plans.
          The Company has revised its disclosure to state that: (i) TIP was created at the time of the Company’s organization to hold shares of Common Stock for one-time awards to the employees of its acquired companies, (ii) TIP was not intended to provide equity compensation to the Company’s employees on an on-going basis, and (iii) the Company expects to create an equity incentive plan in the future to provide plan participants with on-going equity compensation, though no such plan has been developed or approved by the board of directors.

Division of Corporation Finance
Securities and Exchange Commission
November 3, 2008

Financial Statements
Note 1 — Nature of Business and Significant Accounting Policies
Earnings Per Share, page F-12
5.	We have read your response to comment 41 from our letter dated August 22, 2008. It is still unclear how vested and unvested restricted shares that have been issued are treated for purposes of calculating basic and diluted earnings per share. Please revise your accounting policy accordingly. See paragraphs 10, 13 and 40(c) of SFAS 128.
          The Company has revised its disclosure to more clearly state the treatment of the Restricted Stock. There is no vesting condition on the Restricted Stock. The Restricted Stock has been outstanding since the initial capitalization of the Company and is contingently convertible into Common Stock on a one-for-one basis as disclosed in Note 2. The contingency is a ten-day average share price in excess of the conversion price of $6.90 or a change of control. Since the ten-day average share price did not exceed the conversion price of $6.90 at any time in the reporting periods, the shares of Restricted Stock were excluded from the diluted earnings per share as outlined in FASB 128, Earnings Per Share, paragraph 33.
Note 3 — Acquisitions, page F-14
6.	We have read your responses to comments 42 and 51 from our letter dated August 22, 2008. In several places throughout your filing, including on pages F-17, F-65 and F-69, your basic weighted average shares outstanding is not the same as your diluted weighted average shares in periods where you have losses from continuing operations. Potential common share equivalents should not be included in the computation of any diluted per-share amount when losses from continuing operations exist. Please revise your disclosures of historical and pro forma diluted earnings per share and diluted weighted average shares outstanding throughout the document as necessary. See paragraph 16 of SFAS 128.
          The Company agrees that potential common share equivalents should not be included in the computation of any diluted per share amount when losses from continuing operations exist. The Company has revised the registration statement to exclude such anti-dilutive common share equivalents, so the basic net loss per share and diluted net loss per share amounts are the same in the cases where the Company is showing a net loss for the period.

Division of Corporation Finance
Securities and Exchange Commission
November 3, 2008

7.	Please revise your table on page F-17 so that the amount of pro forma revenue and net income for the six months ended June 30, 2008 is consistent with the amounts presented on page F-65.
          The Company has revised the table on page F-17 so that the amounts of pro forma revenue and net income for the six months ended June 30, 2008 are consistent with the amounts presented on page F-68.
Note 4 — Goodwill and intangibles, page F-18
8.	You disclose on page 24 that you lost several large institutional accounts during the six months ended June 30, 2008 as a result of the November 2007 death of Gary Wood. Your disclosures indicate that Sovereign lost a single account valued at approximately 20% of acquired assets under management (as well as other smaller accounts), NIS lost a single account valued at approximately 4% of acquired assets under management and it is unclear the extent to which Wood lost accounts as a result of Mr. Wood’s death. Please tell us how you considered the provisions of paragraph 15 of SFAS 142 and paragraphs 7-24 of SFAS 144 in determining whether it was appropriate to perform tests for recoverability of your goodwill and customer relationship intangible asset due to changes in circumstances during the six months ended June 30, 2008. To the extent that you performed tests for recoverability for both your goodwill and customer relationship intangible asset and determined no impairment existed as of June 30, 2008, please supplementally provide us with the analysis performed. If you determined that no tests for recoverability were necessary, please provide us with a comprehensive analysis supporting your conclusion.
     In accordance with paragraph 8 of Statement of Financial Accounting Standards (“SFAS”) 144, the Company has looked to whether its customer relationship intangible assets arising from the Wood, Sovereign and NIS acquisitions should be tested for recoverability based on events that occurred or circumstances that changed in the first half of 2008. The Company concluded that the loss of the accounts cited in the Staff’s comment represented events and changes in circumstances comparable to those set forth in subparagraphs a-f of paragraph 8 of SFAS 144 and that therefore the customer relationship intangible assets should be tested for recoverability.
     The Company conducted its recoverability test using groupings of customer relationship intangible assets by subsidiary as set forth in Note 3 to the Company’s

Division of Corporation Finance
Securities and Exchange Commission
November 3, 2008

financial statements, and in accordance with paragraph 10 of SFAS 144, with the view to determining whether the carrying amount of the customer relationship intangible assets exceeded the sum of the undiscounted cash flows expected to result from the use and eventual disposition of the customer relationship intangible assets. If the Company determined that the carrying amount was greater than the undiscounted cash flows, which implies there is an impairment of the long-lived asset, then the Company prepared a fair value model in accordance with paragraph 23 of SFAS 144. The fair value model used for each asset group was a present value technique (discounted cash flows) to determine if the fair value of the customer relationship intangible asset as of June 30, 2008, was less than the carrying amount.
     NIS — While the institutional account lost by NIS represented approximately 4% of acquired assets under management, the revenues earned by this account represented less than 0.01% of the annualized revenues of NIS. The Company reviewed the circumstances outlined in paragraph 8 of SFAS 144 and determined that the revenue loss from this account was not material to the overall customer relationship intangible assets and fell within the normal attrition rates considered in the fair value at acquisition date, March 31, 2008. As a result, no interim testing of impairment was deemed necessary at June 30, 2008.
     Sovereign — As a result of an institutional restructuring, Sovereign lost a single institutional account that represented approximately 19% of acquired assets under management and approximately $255,000 in annual revenues. The Company determined that because of the significance of this account, paragraph 8 of SFAS 144 was triggered and therefore the Company applied an undiscounted cash flow model to the Sovereign customer relationship cash flows excluding this account. The carrying amount of the customer relationship intangible assets exceeded the sum of the undiscounted cash flows, which implied an impairment of the customer relationship intangible assets. The Company then determined the fair value of the customer relationship intangible assets by applying the discounted cash flow model. The fair value, once determined, was then compared to the carrying value of the customer relationship intangible assets and found to be $314,000 less than the carrying amount. As a result, the Company recorded an impairment loss of this amount in the three-month period ended June 30, 2008.
     Wood — As a result of the death of Gary Wood, Wood lost accounts that represented approximately 19% of acquired assets under management and approximately $1.1 million in annual revenues. The Company determined that because

Division of Corporation Finance
Securities and Exchange Commission
November 3, 2008

of the significance of these accounts, paragraph 8 of SFAS 144 was triggered and therefore the Company applied an undiscounted cash flow model to the Wood customer relationship cash flows excluding these accounts. The carrying amount of the customer relationship intangible assets exceeded the sum of the undiscounted cash flows, which implied an impairment of the customer relationship intangible assets. The Company then determined the fair value of the customer relationship intangible assets by applying the discounted cash flow model. The fair value, once determined, was then compared to the carrying value of the customer relationship intangible assets and found to be $1,478,000 less than the carrying amount. As a result, the Company recorded an impairment loss of this amount in the three-month period ended June 30, 2008.
     These impairment charges, which aggregate approximately $1,792,000, have been reflected in the restated unaudited financial statements at and for the six-month period ended June 30, 2008 which appear in Amendment No. 2 to the Company’s registration statement.
     Similarly, in accordance with paragraph 28 of SFAS 142, the Company looked to whether events had occurred or circumstances had changed in the first half of 2008, which would require the Company to perform interim testing for impairment of the goodwill arising from the Wood, Sovereign and NIS acquisitions. The following factors were considered:
▪	the account losses described above;

▪	other account gains or losses;

▪	the state of the investment advisory business; and

▪	the investment performance of the Company’s subsidiaries.
     The Company concluded that, as of June 30, 2008, no events or changes in circumstances had occurred that would require the Company to perform interim period testing for goodwill impairment. The Company relied on the following key facts in reaching its conclusion:
▪	Other than as discussed above, none of the subsidiaries has experienced a significant loss of client accounts. Excluding the $355 million lost account, Sovereign had assets under management of $1.425 billion at December 31, 2007 and $1.327 billion at June 30, 2008. Similarly, excluding the $115 million lost account, NIS had assets under

Division of Corporation Finance
Securities and Exchange Commission
November 3, 2008

management of $2.813 billion at March 31, 2008 (the date on which the Company acquired it) and $2.859 billion at June 30, 2008. At Wood, after the loss of $291 million in assets under management as a result of Gary Wood’s death, assets under management have remained relatively stable, amounting to $1 billion at December 31, 2007 and $945 million at June 30, 2008. The Company does not consider these changes to be outside of the ordinary course of business and believes that its business model remains intact.

▪	The primary product offerings of Wood, NIS and Sovereign have performed in line with, or better than, the benchmarks that they are measured against through June 30, 2008. For example, Wood’s Large Cap Value Equity and Large Cap Core Equity products exceeded their benchmarks by 0.95% and 3.02%, respectively, for the period from January 1, 2008 to June 30, 2008. NIS’s Intermediate Fixed Income and Aggregate Fixed Income products exceed their benchmarks by 0.44% and 0.40%, respectively, for the period from January 1, 2008 to June 30, 2008. Sovereign’s Core Fixed Income product only trailed its benchmark by 0.18% for the period from January 1, 2008 to June 30, 2008. The Company believes that these relative performance results have positioned it well to capitalize on new business opportunities when the capital market returns to “normalcy.”

▪	The turbulence in the U.S. financial markets has led to a slow volume of new business opportunities as investors and consultants have been reluctant to make a move in the current conditions. In spite of this inaction on the part of investors and consultants, each of the Company’s subsidiaries has maintained relationships with investors and consultants which the Company believes will produce new business opportunities as the markets stabilize and client development activities return to normal levels. The Company believes each of the subsidiaries currently has a strong new business pipeline.

Division of Corporation Finance
Securities and Exchange Commission
November 3, 2008

          The Company acknowledges that:
▪	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

▪	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

▪	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
A letter from the Company acknowledging the foregoing is included with this correspondence.
          Please contact the undersigned at (415) 773-5749 or Amanda Reed at (212) 506-5020 with any questions concerning these responses.
Very truly yours,
/s/ Barbara M. Lange
Barbara M. Lange